SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

CHARTWELL INTERNATIONAL, INC.

(Name of Issuer)

Common Stock, Par Value $0.001

(Title of Class of Securities)

161399 30 8

(CUSIP Number)

March 15, 2006

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

Rule 13d-1(b)
Rule 13d-1(c)
Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 161399 30 8

1.	NAME OF REPORTING PERSON	Christopher Davino

S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
a
b

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

                                                                                                                                           United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. SOLE VOTING POWER 550,000
6. SHARED VOTING POWER 0
7. SOLE DISPOSITIVE POWER 550,000
8. SHARED DISPOSITIVE POWER 0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              550,000

10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW

              3.5%

12.	TYPE OF REPORTING PERSON*

              IN

                                                *SEE INSTRUCTION BEFORE FILLING OUT!

SCHEDULE 13G

Item 1.	Name and Address of Issuer

(a)	Chartwell International, Inc.

(b)	1124 Smith Road, Suite 304
Charleston, WV 25238

Item 2.	Name, Address and Citizenship of Person Filing; Class of Securities and CUSIP Number

(a)	Christopher Davino

(b)	409 Osprey Point Lane
Brielle, NJ 08730

(c)	United States

(d)	Common Stock, par value $0.001

(e)	161399 30 8

Item 3.	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b), check whether the person filing is a:

(a)	☐	Broker or Dealer registered under Section 15 of the Act

(b)	☐	Bank is defined in Section 3(a)(6) of the Act

(c)	☐	Insurance Company as defined in Section 3(a)(19) of the Act

(d)	☐	Investment Company registered under Section 8 of the Investment Company Act

(e)	☐	Investment Adviser registered under Section 203 of the Investment Advisers Act of 1940

(f)	☐	Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund; see §240.13d-1(b)(1)(ii)(F)

(g)	☐	Parent Holding Company, in accordance with §240.13d-1(b)(ii)(G) (Note: See Item 7)

(h)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(H)

Item 4.	Ownership

(a)	Amount Beneficially Owned:	550,000

(b)	Percent of Class:	3.5%

(c)	Number of shares as to which such person has:

(i)	sole power to vote or to direct the vote:	550,000
(ii)	shared power to vote or to direct the vote:	0
(iii)	sole power to dispose or to direct the disposition of:	550,000
(iv)	shared power to dispose or to direct the disposition of:	0

Item 5.	Ownership of Five Percent or Less of a Class

If this Statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: .

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not applicable.

Item 7.	Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company.

Not applicable.

Item 8.	Identification and Classification of Members of the Group

Not applicable.

Item 9.	Notice of Dissolution of Group

Not applicable.

Item 10.	Certification

By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transactions having that purposes or effect.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 14, 2006

     /s/ Christopher Davino

Christopher Davino